UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

December 6, 2020

Date of Report (Date of earliest event reported)

ANWORTH MORTGAGE ASSET CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Maryland

(State or Other Jurisdiction of Incorporation)

001-13709	52-2059785
(Commission File Number)	(IRS Employer Identification No.)

1299 Ocean Avenue, Second Floor, Santa Monica, California	90401
(Address of Principal Executive Offices)	(Zip Code)

(310) 255-4493

(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 Par Value	ANH	New York Stock Exchange
Series A Cumulative Preferred Stock, $0.01 Par Value	ANHPRA	New York Stock Exchange
Series B Cumulative Convertible Preferred Stock, $0.01 Par Value	ANHPRB	New York Stock Exchange
Series C Cumulative Redeemable Preferred Stock, $0.01 Par Value	ANHPRC	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act or Rule 12b-2 of the Exchange Act.

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

On December 6, 2020, Anworth Mortgage Asset Corporation, a Maryland corporation (“Anworth”), Ready Capital Corporation, a Maryland corporation (“Ready Capital”), and RC Merger Subsidiary, LLC, a Delaware limited liability company and a wholly owned subsidiary of Ready Capital (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the terms and conditions therein, Anworth will be merged with and into Merger Sub, with Merger Sub continuing as the surviving company (the “Merger”).

On December 7, 2020, Ready Capital and Anworth issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The information in this Item 7.01 of Form 8-K (including Exhibit 99.1) shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of the general incorporation language of such filing, except as shall be expressly set forth by specific reference in such filing.

Item 8.01	Other Events.

Item 7.01 above is incorporated by reference in this Item 8.01.

Item 9.01	Financial Statements and Exhibits.

(a)	Not Applicable.

(b)	Not Applicable.

(c)	Not Applicable.

(d)	Exhibits.

Exhibit 99.1	Joint Press Release, dated December 7, 2020

Exhibit 104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Important Additional Information and Where to Find It

In connection with the proposed Merger, Ready Capital will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a prospectus of Ready Capital and a joint proxy statement of Anworth and Ready Capital. Anworth and Ready Capital also expect to file with the SEC other documents regarding the Merger. The Merger will be submitted to the stockholders of Anworth and Ready Capital for their consideration. The definitive joint proxy statement/prospectus will be sent to the stockholders of Anworth and Ready Capital, and will contain important information regarding the proposed Merger and related matters. This Current Report on Form 8-K is not a substitute for the registration statement and joint proxy statement/prospectus that will be filed with the SEC or any other documents that Anworth or Ready Capital may file with the SEC or send to their respective stockholders in connection with the Merger. STOCKHOLDERS OF ANWORTH AND READY CAPITAL ARE ADVISED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN THEY BECOME AVAILABLE (INCLUDING ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THESE DOCUMENTS) CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANWORTH, READY CAPITAL, THE PROPOSED MERGER, AND RELATED MATTERS. Stockholders of Anworth and Ready Capital may obtain free copies of the registration statement, the joint proxy statement/prospectus, and all other documents filed or that will be filed with the SEC by Anworth or Ready Capital (when they become available) at the SEC’s website at http://www.sec.gov. Copies of documents filed with the SEC by Anworth are will be made available free of charge on Anworth’s website at http://www.anworth.com, or by directing a request to its Investor Relations, Attention: John T. Hillman at (310) 255-4438; email: jhillman@anworth.com. Copies of documents filed with the SEC by Ready Capital will be made available free of charge on Ready Capital’s website at http://www.readycapital.com, or by directing a request to its Investor Relations at (212) 257-4666; email: InvestorRelations@readycapital.com.

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation Relating to the Merger

Anworth, Ready Capital, and their respective directors and executive officers, and certain other affiliates of Anworth or Ready Capital may be deemed to be “participants” in the solicitation of proxies from the stockholders of Anworth and Ready Capital in connection with the proposed Merger. Information regarding Anworth and its directors and executive officers and their ownership of common stock of Anworth can be found in Anworth’s annual report on Form 10-K for the fiscal year ended December 31, 2019 and in its definitive proxy statement relating to its 2020 annual meeting of stockholders filed with the SEC on March 16, 2020. Information regarding Ready Capital and its directors and executive officers and their ownership of common stock of Ready Capital can be found in Ready Capital’s annual report on Form 10-K for the fiscal year ended December 31, 2019 and in its definitive proxy statement relating to its 2020 annual meeting of stockholders filed with the SEC on May 14, 2020. Additional information regarding the interests of such participants in the Merger will be included in the joint proxy statement/prospectus and other relevant documents relating to the proposed Merger when they are filed with the SEC. Free copies of these documents may be obtained from the sources described above.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements,” as such term is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These forward-looking statements are based on current assumptions, expectations and beliefs of Anworth and Ready Capital and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Neither Anworth nor Ready Capital can give any assurance that these forward-looking statements will be accurate. These forward-looking statements generally can be identified by phrases such as “will,” “expects,” “anticipates,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import. Similarly, statements herein that describe certain plans, expectations, goals, projections and statements about the proposed Merger, including its financial and operational impact, the benefits of the Merger, the expected timing of completion of the Merger, and other statements of management’s beliefs, intentions or goals also are forward-looking statements. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies. There are a number of risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from the forward-looking statements included herein, including, but not limited to, the risk that the Merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the possibility that stockholders of Anworth may not approve the Merger Agreement; the possibility that stockholders of Ready Capital may not approve the issuance of Ready Capital common stock in connection with the Merger; the risk that the parties may not be able to satisfy the conditions to the Merger in a timely manner or at all; risks related to disruption of management’s attention from ongoing business operations due to the proposed Merger; the risk that any announcements relating to the Merger could have adverse effects on the market price of common stock of Anworth or Ready Capital; the risk that the Merger and its announcement could have an adverse effect on the operating results and businesses of Anworth and Ready Capital generally; the outcome of any legal proceedings relating to the Merger; the ability to successfully integrate the businesses following the Merger; the ability to retain key personnel; the impact of the COVID-19 pandemic on the business and operations, financial condition, results of operations, and liquidity and capital resources of Anworth or Ready Capital; conditions in the market for mortgage-related investments; changes in interest rates; changes in the yield curve; changes in prepayment rates; the availability and terms of financing; market conditions; general economic conditions; and legislative and regulatory changes that could adversely affect the business of Anworth or Ready Capital. All such factors are difficult to predict, including those risks set forth in Anworth’ annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on its website at http://www.anworth.com and on the SEC’s website at http://www.sec.gov, and those risks set forth in Ready Capital’s annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K that are available on Ready Capital’s website at http://www.readycapital.com and on the SEC’s website at http://www.sec.gov. The forward-looking statements included in this Current Report on Form 8-K are made only as of the date hereof. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anworth nor Ready Capital undertakes any obligation to update these forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ANWORTH MORTGAGE ASSET CORPORATION

Date: December 7, 2020	By:	/s/ Joseph E. McAdams
Chief Executive Officer and President

Exhibit 99.1

READY CAPITAL AND ANWORTH MORTGAGE ASSET CORPORATION ANNOUNCE MERGER TRANSACTION

- Transaction Will Create a Scaled Commercial Mortgage REIT with a Combined Capital Base in Excess of
$1 Billion and a Diversified Investment Portfolio -

- Substantially Improved Operating Leverage Due to Increased Scale -

- Investment Portfolio Redeployment to Drive Long-Term Earnings Accretion -

New York, NY, & Santa Monica, CA, December 7, 2020 /PRNewswire/ – Ready Capital Corporation (NYSE:RC) (“Ready Capital”), a multi-strategy real estate finance company that originates, acquires, finances and services small- to medium-sized balance commercial loans, and Anworth Mortgage Asset Corporation (NYSE:ANH) (“Anworth”), a specialty finance REIT that focuses primarily on investments in residential mortgage-backed securities, announced today that they have entered into a definitive merger agreement pursuant to which Ready Capital will combine with Anworth. The combined company is expected to have a pro forma equity capital base in excess of $1 billion. The combination is expected to enhance shareholder liquidity and provide for increased operating leverage across the larger equity base.

Under the terms of the merger agreement, each share of Anworth common stock will be converted into 0.1688 shares of Ready Capital common stock and $0.61 of cash consideration. Based on Ready Capital’s closing stock price on Friday, December 4, 2020, the implied offer price is $2.94 per share. Upon the closing of the merger, Ready Capital stockholders are expected to own approximately 76% of the combined company’s stock, while Anworth stockholders are expected to own approximately 24% of the combined company’s stock. Ready Capital will also assume Anworth’s three outstanding series of preferred stock.

In connection with the merger, Waterfall Asset Management, LLC (“Waterfall”), Ready Capital’s external manager, has agreed to reduce the base management fee it charges Ready Capital by an aggregate of $4 million over the four quarters immediately following the closing of the transaction.

Based on the closing prices of Ready Capital’s common stock on December 4, 2020, the market capitalization of the combined company would be approximately $984 million. The combined company will operate under the name Ready Capital and its shares are expected to continue trading on the New York Stock Exchange under the existing ticker symbol “RC”.

“This merger highlights our continued focus on establishing Ready Capital as an industry-leading mortgage REIT, with the scale and financial resources to pursue compelling risk-adjusted returns across its diversified investment platform,” stated Ready Capital Chairman and Chief Executive Officer Thomas Capasse. “The combined company will be in a more formidable position to execute its business plan, improve operating and cost efficiencies, and continue growth in a prudent and profitable manner.”

Anticipated Benefits to Ready Capital and Anworth Stockholders from the Merger

•	Over $1 billion combined capital base and a diversified investment portfolio

•	Portfolio redeployment will enable Ready Capital to capitalize on attractive investment opportunities

•	Scale advantages include:

▪	Reduced operating expenses (as a percentage of combined capital base)

▪	Improved access to financing, including corporate debt funding alternatives

▪	Greater portfolio diversification

▪	Enhanced shareholder liquidity and investor base diversity

Management, Governance and Corporate Headquarters

Upon completion of the merger, Ready Capital’s Chairman and Chief Executive Officer Thomas Capasse will lead the company and Ready Capital executives Jack Ross, Thomas Buttacavoli, Andrew Ahlborn and Gary Taylor will remain in their current roles. The combined company will be headquartered in New York, New York. The Board of the combined company is expected to have eight directors, consisting of Ready Capital’s existing seven directors and one independent director from Anworth’s current Board.

Timing and Approvals

The transaction has been unanimously approved by each of the Boards of Directors of Ready Capital and Anworth. The transaction is expected to close by the end of the first quarter of 2021, subject to the respective approvals by the stockholders of Anworth and Ready Capital and other customary closing conditions.

Advisors

Wells Fargo Securities is acting as exclusive financial advisor and Alston & Bird LLP is acting as legal advisor to Ready Capital. Credit Suisse is acting as exclusive financial advisor and Greenberg Traurig LLP is acting as legal advisor to the Board of Directors of Anworth.

Additional Information about the Merger

In connection with the proposed merger, Ready Capital expects to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, containing a joint proxy statement/prospectus, and other documents with respect to the proposed merger. The joint proxy/prospectus will contain important information about the proposed transaction and related matters. STOCKHOLDERS OF READY CAPITAL AND ANWORTH ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY READY CAPITAL AND ANWORTH WITH THE SEC CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT READY CAPITAL, ANWORTH AND THE PROPOSED MERGER.

Stockholders of Ready Capital and Anworth may obtain free copies of the registration statement, the joint proxy statement/prospectus and other relevant documents filed by Ready Capital or Anworth with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Ready Capital with the SEC are also available free of charge on Ready Capital’s website at www.readycapital.com. Copies of the documents filed by Anworth with the SEC are also available free of charge on Anworth’s website at www.anworth.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in Solicitation Relating to the Merger

Ready Capital, Anworth and their respective directors and executive officers, and certain other affiliates of Ready Capital and Anworth may be deemed to be participants in the solicitation of proxies from the stockholders of Ready Capital and Anworth in respect of the proposed merger. Information regarding Ready Capital’s directors and executive officers can be found in Ready Capital’s definitive proxy statement filed with the SEC on May 14, 2020 and Ready Capital’s most recent Annual Report filed on Form 10-K for the fiscal year ended December 31, 2019. Information regarding Anworth’s directors and executive officers can be found in Anworth’s definitive proxy statement filed with the SEC on March 16, 2020 and Anworth’s most recent Annual Report filed on Form 10-K for the fiscal year ended December 31, 2019. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed merger if and when they become available. These documents are available free of charge on the SEC’s website and from Ready Capital or Anworth, as applicable, using the sources indicated above.

Forward-Looking Statements

This press release contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on current expectations and beliefs of Ready Capital and Anworth and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; neither Ready Capital nor Anworth can give any assurance that its expectations will be attained.

Factors that could cause actual results to differ materially from expectations include, but are not limited to, the risk that the merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain stockholder approvals relating to the merger and issuance of shares in connection therewith or the failure to satisfy the other conditions to completion of the merger; risks related to disruption of management attention from the ongoing business operations due to the proposed merger; the effect of the announcement of the proposed merger on Ready Capital’s and Anworth’s operating results and businesses generally; the outcome of any legal proceedings relating to the merger; the ability to retain key personnel; availability of suitable investment opportunities; changes in interest rates; changes in the yield curve; changes in prepayment rates; the availability and terms of financing; general economic conditions; market conditions; conditions in the market for small balance commercial loans and other investments; legislative and regulatory changes that could adversely affect the businesses of Ready Capital and Anworth; and other factors, including those set forth in the Risk Factors section of Ready Capital’s and Anworth’s most recent Annual Reports on Form 10- K and other reports filed by Ready Capital and Anworth with the SEC, copies of which are available on the SEC's website, www.sec.gov. Neither Ready Capital nor Anworth undertakes any obligation to update these statements for revisions or changes after the date of this press release, except as required by law.

About Anworth Mortgage Asset Corporation

Anworth Mortgage Asset Corporation (NYSE: ANH), a Maryland corporation, is a specialty finance mortgage company organized to qualify as a real estate investment trust (“REIT”) that invests primarily in mortgage-backed securities that are either rated “investment grade” or are guaranteed by federally sponsored enterprises, such as Fannie Mae or Freddie Mac. Anworth seeks to generate income for distribution primarily based on the difference between the yield on their mortgage assets and the cost of their borrowings. Anworth Mortgage Asset Corporation is headquartered in Santa Monica, California, and is externally managed and advised by Anworth Management LLC.

About Ready Capital Corporation

Ready Capital Corporation (NYSE: RC) is a multi-strategy real estate finance company that originates, acquires, finances and services small- to medium-sized balance commercial loans. Ready Capital specializes in loans backed by commercial real estate, including agency multifamily, investor and bridge as well as SBA 7(a) business loans. Headquartered in New York, New York, Ready Capital employs over 400 lending professionals nationwide. The company is externally managed and advised by Waterfall Asset Management, LLC.

Contact

Ready Capital

Investor Relations

Ready Capital Corporation

212-257-4666

InvestorRelations@readycapital.com

Anworth

Investor Relations

Anworth Mortgage Asset Corporation

Attn: John T. Hillman

(310) 255-4438

jhillman@anworth.com